

September 13, 2012

Via E-Mail
Ms. Melinda A. Janik
Chief Financial Officer
Gatehouse Media, Inc.
350 Willow Brook Office Park
Fairport, New York 14450

      Re: Gatehouse Media, Inc.
             Form 10-K for the year ended January 1, 2012
             Filed March 8, 2012
             File No. 001-33091

Dear Ms. Janik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended July 1, 2012
Note 1. Unaudited Financial Statements, page 7

1. We note that during the first quarter of 2012, the Company reorganized its management structure to align with its publication types. We also note the new reporting units, Small Community Newspapers, Large Daily Newspapers, and Metro Newspapers, have all been aggregated into one reportable business segment. As these reporting units appear to target different markets, advertising packages, and circulation patterns, please explain to us how management considered each factor in ASC Topic 280-10-50-11 in determining that the aggregation of all operating segments into one reportable segment is appropriate. As part of your response, please provide us with an organizational flowchart of the reorganized management structure and tell us how resources are allocated to the operating segments. Please also provide us with discrete separate financial information for each operating segment and a representative copy of the discrete financial information

that is regularly furnished (on a quarterly or annual basis) to the CODM. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief